                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)


                          VELOCITY EXPRESS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.004 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   922-57T-202
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              WESLEY C. FREDENBURG
                                    Secretary
                              Four Paramount Plaza
                          7803 Glenroy Road, Suite 200
                          Bloomington, Minnesota 55439
                                 (612) 492-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                                    EUNU CHUN
                              Kirkland & Ellis LLP
                              153 East 53rd Street
                          New York, New York 10022-4675
                                 (212) 446-4800


                                DECEMBER 21, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 26 Pages

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 2 of 26 Pages
---------------------                                         ------------------


================================================================================
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Putnam Ventures, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF          -----------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       41,654,623 (See Item 5)
          EACH             -----------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       41,654,623 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              41,654,623 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              PN
================================================================================



* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 3 of 26 Pages
---------------------                                         ------------------


================================================================================
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Putnam Parallel Ventures, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF          -----------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       30,642,009 (See Item 5)
          EACH             -----------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       30,642,009 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              30,642,009 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              69.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              PN
================================================================================



* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 4 of 26 Pages
---------------------                                         ------------------


================================================================================
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Putnam Fund Advisors, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF          -----------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       75,599,436 (See Item 5)
          EACH             -----------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              PN
================================================================================



* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 5 of 26 Pages
---------------------                                         ------------------


================================================================================
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Putnam Fund Advisors, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF          -----------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       75,599,436 (See Item 5)
          EACH             -----------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              OO
================================================================================



* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 6 of 26 Pages
---------------------                                         ------------------


================================================================================
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Global Internet Managers, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF          -----------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       75,599,436 (See Item 5)
          EACH             -----------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              PN
================================================================================



* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 7 of 26 Pages
---------------------                                         ------------------


================================================================================
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Global Internet Advisors, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF          -----------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       75,599,436 (See Item 5)
          EACH             -----------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              OO
================================================================================



* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 8 of 26 Pages
---------------------                                         ------------------


================================================================================
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              THLi Co Investment Partners, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF          -----------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       2,383,561 (See Item 5)
          EACH             -----------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       2,383,561 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,383,561 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              OO
================================================================================



* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 9 of 26 Pages
---------------------                                         ------------------


================================================================================
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Blue Star I, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF          -----------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       919,243 (See Item 5)
          EACH             -----------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       919,243 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              919,243 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              OO
================================================================================



* SEE INSTRUCTIONS.

---------------------                                        -------------------
CUSIP No. 922-57T-202                  13D                   Page 10 of 26 Pages
---------------------                                        -------------------


================================================================================
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Thomas H. Lee
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              Not Applicable.
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF          -----------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       75,599,436 (See Item 5)
          EACH             -----------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              75,599,436 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              IN
================================================================================

      ITEM 1. SECURITY AND ISSUER

      This Amendment No. 14 dated January 5, 2005 (the "Amendment") amends Amendment No. 13 dated August 25, 2004, Amendment No. 12 dated July 29, 2004, Amendment No. 11 dated May 4, 2004, Amendment No. 10 dated April 22, 2004, Amendment No. 9 dated April 2, 2004, Amendment No. 8 dated February 18, 2004, Amendment No. 7 to Schedule 13D dated December 23, 2003, Amendment No. 6 to
Schedule 13D dated December 4, 2003, Amendment No. 5 dated November 4, 2003, Amendment No. 4 dated October 30, 2003, Amendment No. 3, dated October 22, 2003, Amendment No. 2 dated October 7, 2003, Amendment No. 1 to Schedule 13D dated November 14, 2002, and Schedule 13D dated September 4, 2002. The class of equity security to which this Amendment relates is the common stock, par value $.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439.

      ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended to add the following:

      ISSUANCE OF SERIES K PREFERRED STOCK

      On December 21, 2004 THLPV purchased 2,584,799 shares of Series K Preferred Stock (the "Series K Preferred Stock") for the subscription price of $1.50 per share out of a total of 2,584,799 shares of Series K Preferred Stock issued on such date. THLPV provided consideration of $3,877,200 to the Issuer as consideration for the full purchase price of the Series K Preferred Stock. The rights and preferences of the Series K Preferred Stock are set forth in the Certificate of Designation of Preferences and Rights of Series K Convertible Preferred Stock, set forth on Exhibit 14 hereto and is incorporated by reference herein. The Stock Purchase Agreement with respect to the Series K Preferred Stock dated December 21, 2004 for each of the U.S. Fund, the Non-U.S. Fund, Blue Star and the Co Investor is substantially in the form set forth on Exhibit 17 hereto and is incorporated by reference herein.

      ISSUANCE OF SERIES L PREFERRED STOCK

      On December 21, 2004 THLPV purchased 7,000,000 shares of Series L Preferred Stock (the "Series L Preferred Stock") for the subscription price of $1.00 per share out of a total of 7,000,000 shares of Series L Preferred Stock issued on such date. The rights and preferences of the Series L Preferred Stock will be set forth in a Certificate of Designation of Preferences and Rights of Series L Convertible Preferred Stock, which, other than with respect to the subscription price, will be on terms substantially similar to the terms of the Series K Preferred Stock. The Stock Purchase Agreement with respect to the Series L Preferred Stock for each of the U.S. Fund, the Non-U.S. Fund, Blue Star and the Co Investor is substantially in the form set forth on Exhibit 18 hereto and is incorporated by reference herein.

      The consideration for the Series L consists of cancellation of the Issuer's obligation to repay THLPV the funds paid by THLPV to the Issuer's senior lender to support the Issuer's revolving credit facility. The issuance of the Series L Preferred Stock is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Issuer's common stock by an amount sufficient to provide for the issuance of all the preferred shares. The conversion price of the Series L Preferred Stock is $0.10 per common share, and, if the Series L Preferred Stock were issued and convertible then, each share of Series L Preferred Stock will be convertible into ten shares of the Issuer's Common Stock.

      ISSUANCE OF SERIES M PREFERRED STOCK

      On December 21, 2004 THLPV purchased an interest in the Notes (defined below under the heading "Series M Convertible Notes"), which, subject to shareholder approval, will be convertible into 27,123,187 shares of Series M Preferred Stock (the "Series M Preferred Stock") for the subscription price of $0.07374 per share out of a total of 284,793,462 shares of Series M Preferred Stock. THLPV provided consideration of $1,750,000 on December 21, 2004 to the Issuer as consideration for the full purchase price of its interest in the Notes. The rights and preferences of the Series M Preferred Stock are set forth in the Certificate of Designation of Preferences and



                               Page 11 of 26 Pages

Rights of Series M Convertible Preferred Stock, set forth on Exhibit 23 hereto and is incorporated by reference herein.

      After the Series M Preferred Stock is approved by the Issuer's shareholders, the holder of any shares of Series M Preferred Stock shall have the right, at its option at any time, to convert any such shares of Series M Preferred Stock into such number of fully paid and nonassessable whole shares of Common Stock as is obtained by multiplying the number of shares of Series M Preferred Stock to be converted by the liquidation preference per share and dividing the result by the conversion price of $0.0737 per share as last adjusted and in effect at the date any share or shares of Series M Preferred Stock are surrendered for conversion. The conversion price will be adjusted from time to time on a weighted average basis in the event of issuance of stock without consideration or for consideration per share less than the conversion price then in effect.

      The Series M Preferred Stock, if approved by the Issuer's stockholders and issued, will pay dividends at a rate of 6% per annum. The Series M Preferred Stock dividends shall be cumulative, whether or not earned or declared, and shall be paid quarterly in arrears on the first day of March, June, September and December in each year. During the first two years following the date of issuance, the Series M Preferred Stock dividends shall be paid by issuing each holder of Series M Preferred Stock such number of shares of Series M Preferred Stock equal to the amount of the Series M Preferred Stock dividend divided by
0.0737 ("PIK Shares"). From and after the second anniversary of the date of issuance, the Issuer shall have the option to pay the Series M Preferred Stock dividends in PIK Shares or in cash. In the event of any liquidation or winding up of the Issuer, the holders of the Preferred Series M will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Preferred Series M Stock plus accrued and unpaid dividends. A consolidation or merger of the Issuer or a sale of substantially all of its assets shall be treated as liquidation for these purposes.

      ISSUANCE OF WARRANTS TO PURCHASE COMMON STOCK

      As part of the above-described Series M private placement, the New Investors required that THLPV reach an agreement to extend, for a two-year period, the July 1, 2004 a capital contribution agreement previously entered into between THLPV and the lenders, set forth on Exhibit 25 hereto and incorporated by reference herein. Under the terms of the capital contribution agreement, in the event that THLPV elects to not provide further financial support for the Issuer, THLPV is required to notify the Issuer's lenders of such decision and provide specific levels of financial support for a thirty (30) day period following the notification. In exchange for entering in to the capital contribution agreement, the lenders agreed to waive certain financial covenants under the Issuer's credit facilities. At the time, THLPV did not receive any compensation in exchange for entering into the capital contribution agreement. As part of the extension of the capital contribution agreement, on December 21, 2004 the Issuer agreed to issue to THLPV, subject to shareholder approval, a warrant to purchase shares of common stock equal to 1% of the fully diluted common stock of the Issuer on a fully converted basis, or 9,677,553 shares of Common Stock. The term of the warrant will be five years and will have an exercise price of $0.0001 (the "Series M Warrant"). The Warrant to Purchase Shares of Common Stock of the Issuer, dated December 21, 2004 is set forth on
Exhibit 26 hereto and is incorporated by reference herein.

      SERIES M CONVERTIBLE NOTES




                              Page 12 of 26 Pages

      The Issuer entered into a Purchase Agreement dated December 21, 2004 (the "Note Purchase Agreement") with Special Situations Fund III, L.P., and certain of its affiliates, Scorpion Capital Partners, L.P. and certain of its affiliates, Pequot Scout Fund, L.P. and certain of its affiliates, Vincent Wasik, the Issuer's Chief Executive Officer, other accredited investors (collectively, the "New Investors") and THLPV to purchase 6% convertible notes with an aggregate principal amount of $21,000,000 (the "Notes"). The Notes will be convertible into shares of Series M Preferred Stock upon approval of the Proposals and certain other conditions set forth in Note Purchase Agreement with respect to the Notes. The issuance of the Notes to the New Investors was conditioned upon THLPV's and the Other Investors' entry into the Voting Agreements (as defined below under the heading "Voting Agreements") and THLPV's participation with the New Investors in acquiring the Notes. THLPV acquired $1,750,000 of the Notes. THLPV's Notes are convertible by THLPV into the number of shares of Series M Preferred Stock set forth under the heading "Issuance of Series M Preferred Stock" above. The Note Purchase Agreement and a form of Note are set forth on Exhibit 19 and Exhibit 20 hereto, respectively, and each are incorporated by reference herein.

      VOTING AGREEMENTS

      As a condition to their purchase of the Notes under the Note Purchase Agreement, the New Investors required that the Issuer and certain stockholders of the Issuer, including affiliates of the Issuer's chief executive officer and THLPV, to execute and deliver Voting Agreements (the "Voting Agreements") set forth on Exhibit 21 and Exhibit 22 hereto (and each are incorporated by reference herein) dated December 21, 2004, that obligate the stockholders to vote in favor of a number of proposals necessary to fully implement the transactions contemplated by the Note Purchase Agreement. In the Note Purchase Agreement, the Issuer represented that the terms of the Voting Agreements are sufficient to effect the transactions, upon completion of the appropriate corporate actions, such as holding a stockholder vote and filing amended Certificate of Incorporation. Under the Voting Agreements, the stockholders, including THLPV, agreed to vote in favor of approval of the transaction contemplated by the Note Purchase Agreement and several other proposals (the "Proposals"). The Proposals include (i) approval of prior commitments by the Issuer to issue series of preferred stock, (ii) approval of amendments of the terms of each series of preferred stock to add mandatory conversion of the series into shares of Common Stock in the event the Series B Preferred Stock converts into Common Stock (all of such Series B Preferred Stock is currently owned by THLPV), (iii) approval of a reverse stock split which is intended to achieve a per share market price of at least $4.00, but in any event no less than one-for-50 and (iv) approval of a waiver of any adjustment to the conversion price for any series of preferred stock based on the issuance of the Series M Preferred Stock. If these Proposals are adopted by the Issuer's stockholders as contemplated by the Voting Agreements, all of the Issuer's existing classes of Preferred Stock will be converted into shares of Common Stock without any adjustment to the conversion price based on the issuance of the Series M Preferred Stock. As a result, the Series M Preferred Stock will be the only class of Preferred Stock to remain outstanding after the completion of all the transactions contemplated by the Note Purchase Agreement.

      Pursuant to the Voting Agreements, MCG Global LLC, a Delaware limited liability company and certain of its affiliates ("MCG Global"), East River Ventures II LP, a Delaware limited partnership and certain of its affiliates ("East River"), Homepoint Liquidating Trust ("Homepoint"), Neuberger Berman, LLC, a Delaware limited liability company and certain of its affiliates ("Neuberger"), Richard A. Neslund ("Neslund"), an individual and Vincent A. Wasik, an individual ("Wasik") (collectively, the "Other Investors") and THLPV entered into two Voting Agreements pursuant to which two-thirds of the holders of each outstanding series of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, as well as two-thirds of the holders of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock and Series L Preferred Stock to be issued upon shareholder approval, have agreed to vote in favor of the Proposals as a condition to the issuance of the Notes to the New Investors.

      EFFECT OF THE FOREGOING ON THLPV'S BENEFICIAL OWNERSHIP

      None of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock issued to THLPV or Series M Preferred Stock issued to THLPV upon conversion of the Note, or any other party may be converted into Common Stock prior to approval of such series of Preferred Stock by the Issuer's shareholders.




                              Page 13 of 26 Pages

      Assuming conversion into Common Stock of all of THLPV's Series I Preferred Stock, THLPV would acquire a total of 187,401,308 shares of Common Stock. Assuming conversion into Common Stock of all of THLPV's Series J Preferred Stock, THLPV would acquire a total of 77,238,216 shares of Common Stock. Assuming conversion into Common Stock of all of THLPV's Series K Preferred Stock, THLPV would acquire a total of 106,005,724 shares of Common Stock. Assuming conversion into Common Stock of all of THLPV's Series L Preferred Stock, THLPV would acquire a total of 70,000,000 shares of Common Stock. Assuming the exercise of the Series M Warrants, THLPV would acquire a total of 9,677,553 shares of Common Stock. Assuming conversion of the Note and subsequent conversion into Common Stock of all of THLPV's Series M Preferred Stock acquired upon such conversion, THLPV would acquire a total of 27,123,187 shares of Common Stock.

      However, because the conversion of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and the convertibility of the Note held by THLPV into Series M Preferred Stock is contingent upon shareholder approval, pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons would not be deemed to be beneficial owner of any of the 187,401,308 shares of Common Stock, 77,238,216 shares of Common Stock, 106,005,724 shares of Common Stock, 70,000,000 shares of Common Stock, 9,677,553 shares of Common Stock and 27,123,187 shares of Common Stock issuable upon conversion of THLPV's Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, the Series M Warrant or the Note, respectively, until the date of shareholder approval of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, the Series M Warrant and Series M Preferred Stock and the amendment to the Issuer's Certificate of Incorporation to increase the number of authorized shares to approve such issuances of Preferred Stock in accordance with the terms of the Proposals and the Note Purchase Agreement.

      THLPV may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act, with the Other Investors as a result of their entry into to the Voting Agreements described above. As a result, THLPV may be deemed to be the beneficial owner of: (i) 374,906 shares of Series D Preferred Stock beneficially owned by Homepoint, which is convertible into 5,480,056 shares of Common Stock; (ii) 613,897 shares of Series F Preferred Stock beneficially owned by MCG Global, Neslund, Neuberger, East River and Wasik which is convertible into 18,157,723 shares of Common Stock; (iii) 293,333 shares of Series G Preferred Stock beneficially owned by MCG Global which is convertible into 360,655 shares of Common Stock; (iv) 203,650 shares of Series H Preferred Stock beneficially owned by MCG Global, Neslund, East River and Wasik which is convertible into 10,290,548 shares of Common Stock; (v) 1,741,998 shares of Series I Preferred Stock beneficially owned by MCG Global, Neslund and East River which will be convertible, upon shareholder approval, into 25,820,148 shares of Common Stock; and (vi) 1,286,666 shares of Series J Preferred Stock beneficially owned by MCG Global, East River and Wasik which will be convertible, upon shareholder approval, into 15,691,048 shares of Common Stock.

      THLPV disclaims beneficial ownership of any securities issued by the Issuer (including the Common Stock) which are owned by any of the Other Investors. The filing of this Schedule 13D shall not be construed as an admission that the THLPV beneficially owns any securities issued by the Issuer beneficially owned by the Other Investors.

      As of the date of this filing, THLPV's beneficial ownership has been increased solely as a result of an increase in the number of shares of Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are convertible upon exercise of such series of preferred stock, which increased pursuant to antidilution provisions in the preferred instruments governing such series of preferred stock (or warrants to purchase such series of preferred stock) held by THLPV as a result of the issuance of the Series K Preferred and Series L Preferred Stock discussed above. The number of shares of Common Stock into which the shares of Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock are convertible has also increased as a result of such issuance, however, as the date of this Amendment, conversion of shares of Series J Preferred Stock, Series I Preferred Stock and Series K Preferred Stock into shares of Common Stock remains subject to shareholder approval, and such shares have been excluded for purposes of calculating beneficial ownership, as discussed above and in Item 5 below. Pursuant to the Voting Agreements, the holders of two-thirds of each series of Preferred Stock, other than Series M Preferred Stock, will agree to waive their antidilution rights with respect to issuances of Series M Preferred Stock to THLPV and the New Investors, and as a result, the issuance of Series M Preferred Stock will not, assuming the Proposals are approved, increase the number of shares of Common Stock into which such series of Preferred Stock will convert.

      SERIES M DIRECTOR AND OBSERVER RIGHTS




                              Page 14 of 26 Pages

      Pursuant to the Series M Certificate of Designations, so long as shares of Series M Preferred Stock are outstanding (i.e. after such series, together with the Proposals are approved by the Issuer's shareholders), the holders of the Series M Preferred Stock shall have the right to designate (in such manner as they shall determine in their sole discretion) three representatives who shall have the right to attend as observers all meetings of the Issuer's Board of Directors and all committees thereof; provided that in the case of telephonic meetings conducted in accordance with the Issuer's bylaws and applicable law, the holders' representatives shall be given the opportunity to listen to such telephonic meetings. In addition, the holders of Series M Preferred Stock, voting as a separate class, shall have the right to elect one member of Issuer's Board of Directors (the "Series M Director"). During the term of any Series M Director elected by the holders of Series M Preferred Stock in accordance with the Series M Preferred Stock Certificate of Designations, the number of observers which such holders have the right to designate shall be reduced to two.

      ITEM 5. AGGREGATE EFFECT ON BENEFICIAL OWNERSHIP

      Item 5 is hereby amended and restated as follows:

      As a result of the issuance of Series K Preferred Stock and Series L Preferred Stock described in Item 4 above, THLPV may be deemed to beneficially own 75,599,436 shares of the Issuer's Common Stock, or 85.0% of the Issuer's Common Stock, assuming: full conversion of the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock held by THLPV, exercise of the H Warrant and Common Call Warrant held by THLPV, as well as the exercise of all warrants held by THLPV to purchase additional shares of Series C Preferred Stock and Series D Preferred Stock, and subsequent conversion of such shares into Common Stock. As a result of the issuance of the Series K Preferred Stock and Series L Preferred Stock to THLPV, the number of shares of Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are convertible upon exercise of such series of preferred stock increased pursuant to antidilution provisions in the preferred instruments governing such series of preferred stock.

      The above amount includes:

      (i) 13,277,929 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the U.S. Fund, 9,798,665 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Non-U.S. Fund, 756,366 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Co Investor, and 287,281 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by Blue Star;

      (ii) 6,584,483 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the U.S. Fund, 4,859,128 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 373,906 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Co Investor, and 143,635 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by Blue Star;

      (iii) 2,717,692 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the U.S. Fund, 2,005,569 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 154,323 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Co Investor, and 59,286 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by Blue Star;

      (iv) 8,187,707 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the U.S. Fund, 6,042,246 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 464,037 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Co Investor, and 179,513 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by Blue Star;




                              Page 15 of 26 Pages

      (v) 1,742,350 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the U.S. Fund, 1,285,797 shares of Common Stock issuable upon the exercise, and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 98,753 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Co Investor, and 38,195 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by Blue Star;

      (vi) 2,252,672 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the U.S. Fund, 1,666,209 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Non-U.S. Fund, 127,233 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Co Investor, and 52,244 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by Blue Star;

      (vii) 5,498,178 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the U.S. Fund, 3,995,907 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the Non-U.S. Fund, 327,843 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the Co Investor, and 127,539 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by Blue Star;

      (viii) 544,045 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the U.S. Fund, 395,395 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the Non-U.S. Fund, 32,440 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the Co Investor, and 12,620 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by Blue Star;

      (ix) 816,068 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the U.S. Fund, 593,093 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the Non-U.S. Fund, 48,660 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the Co Investor, and 18,930 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by Blue Star; and

      (x) 13,500 shares of restricted stock issued to the U.S. Fund and 20,000 shares of Common Stock issuable upon exercise of stock options issued to the U.S. Fund previously issued in connection with services rendered by the U.S. Fund to the Issuer's Board of Directors.

      The above amounts do not include:

      187,401,308 shares of Common Stock issuable upon conversion of the Series I Preferred Stock held by THLPV which may not be converted until shareholder approval of the issuance of the Series I Preferred and the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock pursuant to the Proposals discussed in Item 4 above.

      77,238,216 shares of Common Stock issuable upon conversion of the Series J Preferred Stock held by THLPV which may not be converted until shareholder approval of the issuance of the Series J Preferred Stock and the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock pursuant to the Proposals discussed in Item 4 above.

      106,005,724 shares of Common Stock issuable upon conversion of the Series K Preferred Stock held by THLPV which may not be converted until shareholder approval of the issuance of the Series K Preferred Stock and the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock pursuant to the Proposals discussed in Item 4 above.

      70,000,000 shares of Common Stock issuable upon conversion of the Series L Preferred Stock held by THLPV which may not be converted until shareholder approval of the issuance of the Series L Preferred Stock and



                              Page 16 of 26 Pages
the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock pursuant to the Proposals discussed in Item 4 above.

      27,123,187 shares of Common Stock issuable upon conversion of the Series M Preferred Stock issuable upon conversion of the Note by THLPV which may not be converted until shareholder approval of the issuance of the Series M Preferred Stock and the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock pursuant to the Proposals discussed in Item 4 above.

      9,677,553 shares of Common Stock issuable upon exercise of the Series M Warrant which will become exercisable after shareholder approval of the issuance of the Series M Warrant and the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock pursuant to the Proposals discussed in Item 4 above.

      5,480,056 shares of Common Stock issuable upon conversion of 374,906 shares of the Series D Preferred Stock held by Homepoint, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

      18,157,723 shares of Common Stock issuable upon conversion of 613,897 shares of the Series F Preferred Stock beneficially owned by MCG Global, Neslund, Neuberger, East River and Wasik, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

      360,655 shares of Common Stock issuable upon conversion of 293,333 shares of the Series G Preferred Stock beneficially owned by MCG Global, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

      10,290,548 shares of Common Stock issuable upon conversion of 203,650 shares of the Series H Preferred Stock beneficially owned by MCG Global, Neslund, East River and Wasik, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

      25,820,148 shares of Common Stock issuable, subject to shareholder approval, upon conversion of 1,741,998 shares of the Series I Preferred Stock beneficially owned by MCG Global, Neslund and East River, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

      15,691,048 shares of Common Stock issuable, subject to shareholder approval, upon conversion of 1,286,666 shares of the Series J Preferred Stock beneficially owned by MCG Global, East River and Wasik, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

      85,528 shares issuable upon exercise of warrants to purchase Common Stock owned by the U.S. Fund and 73,573 shares issuable upon exercise of warrants to purchase Common Stock owned by the Non-U.S. Fund (the "Option Warrants"). The Option Warrants become exercisable only in the event and to the extent that 600,000 options granted under the Issuer's 2000 Stock Option Plan set forth on
Exhibit 9 to the Schedule 13D originally filed on September 4, 2002, are exercised, on a pro rata basis.

      THLPV's acquisitions of the Series K Preferred, Series L Preferred Stock, Series M Preferred Stock, the Series M Warrant and the Note discussed in this Amendment were made for investment purposes in the ordinary course of business. Except as set forth in the preceding paragraphs and in Item 4 above, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;




                              Page 17 of 26 Pages

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

      Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Percentages in section (a) below calculate the direct beneficial ownership for the U.S. Fund, the Non-U.S. Fund, Co Investor and Blue Star based on the holdings of each entity separately. The calculations for each entity assume that none of the other entities have converted any of their holdings into Common Stock, and as such, shares beneficially owned by other entities are excluded from both the numerator and the denominator when calculating percentage ownership. In addition, percentages for each class of stock are based on the assumption that no other class or series of stock has been converted into Common Stock. Accordingly, by virtue of the exclusion of such shares from the denominator in calculating percentage ownership, the aggregate percentages set forth for each entity and series of stock below may exceed 100%. Aggregated information for direct and indirect beneficial ownership for the U.S. Fund, the Non-U.S. fund, Co Investor and Blue Star is provided in the final paragraph of
Item 5(a) below.

      (a) U.S. Fund (i) directly beneficially owns 1,545,111 shares of Series B Preferred Stock representing 55.05% of the outstanding Series B Preferred Stock and 49.76% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the U.S. Fund; (ii) directly beneficially owns 1,100,978 shares of Series C Preferred Stock representing 55.05% of the outstanding shares of Series C Preferred Stock and 32.94% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the U.S. Fund; (iii) directly beneficially owns 454,420 warrants to purchase shares of Series C Preferred Stock representing 18.54% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 16.86% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (iv) directly beneficially owns 560,144 shares of Series D Preferred Stock representing 36.91% of the outstanding Series D Preferred Stock of the Issuer and 37.92% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the U.S. Fund; (v) directly beneficially owns 119,199 warrants to purchase shares of Series D Preferred Stock representing 7.28% of the outstanding

                              Page 18 of 26 Pages

            Series D Preferred Stock of the Issuer assuming exercise of such warrants and 11.50% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (vi) directly beneficially owns 1,832,167 shares of Series G Preferred Stock, or 34.13% of the outstanding Series G Preferred Stock of the Issuer and 14.39% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the U.S. Fund; (vii) directly beneficially owns 108,809 shares of Series H Preferred Stock, or 24.08% of the outstanding Series H Preferred Stock of the Issuer and 29.09% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the U.S. Fund; (viii) directly beneficially owns an H Warrant to purchase 544,045 shares of Common Stock upon exercise of such warrant, representing 21.76% of the H Warrants and 3.90% of the Common Stock of the Issuer assuming exercise of such H Warrant; (ix) directly beneficially owns a Common Call Warrant to purchase 816,068 shares of Common Stock upon exercise of such warrant, representing 21.76% of the Common Call Warrants and 5.74% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant and (x) directly beneficially owns 13,500 shares of restricted stock and 20,000 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by the U.S. Fund, the U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 41,654,623 shares of the Issuers Common Stock, representing 75.7% of the outstanding shares of the Issuer's Common Stock, on a fully diluted basis.

            Non-U.S. Fund (i) directly beneficially owns 1,140,240 shares of Series B Preferred Stock representing 40.62% of the outstanding Series B Preferred Stock and 42.23% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the Non-U.S. Fund; (ii) directly beneficially owns 812,485 shares of Series C Preferred Stock representing 40.62% of the outstanding shares of Series C Preferred Stock and 26.60% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Non-U.S. Fund; (iii) directly beneficially owns 335,347 warrants to purchase shares of Series C Preferred Stock representing 14.36% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 13.01% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (iv) directly beneficially owns 413,367 shares of Series D Preferred Stock representing 27.24% of the outstanding Series D Preferred Stock of the Issuer and 31.07% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Non-U.S. Fund; (v) directly beneficially owns 87,965 warrants to purchase shares of Series D Preferred Stock representing 5.48% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 8.75% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (vi) directly beneficially owns 1,355,183 shares of Series G Preferred Stock, or 25.24% of the outstanding Series G Preferred Stock of the Issuer and 11.06% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Non-U.S. Fund; (vii) directly beneficially owns 79,079 shares of Series H Preferred Stock, or 17.50% of the outstanding Series H Preferred Stock of the Issuer and 22.96% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Non-U.S. Fund; (viii) directly beneficially owns an H Warrant to purchase 395,395 shares of Common Stock upon exercise of such warrant, representing 15.82% of the H Warrants and 2.87% of the Common Stock of the Issuer assuming exercise of such H Warrant; and (ix) directly beneficially owns a Common Call Warrant to purchase 593,093 shares of Common Stock upon exercise of such warrant, representing 15.82% of the Common Call Warrants and 4.24% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by the Non-U.S. Fund, the Non-U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 30,642,009 shares of the Issuers Common Stock, representing 69.6% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            Co Investor (i) directly beneficially owns 88,016 shares of Series B Preferred Stock representing 3.14% of the outstanding shares of Series B Preferred Stock and 5.34% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by the Co Investor; (ii) directly



                              Page 19 of 26 Pages
            beneficially owns 62,520 shares of Series C Preferred Stock representing 3.13% of the outstanding shares of Series C Preferred Stock and 2.71% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Co Investor; (iii) directly beneficially owns 25,804 warrants to purchase shares of Series C Preferred Stock representing 1.27% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 1.14% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Co Investor; (iv) directly beneficially owns 31,746 shares of Series D Preferred Stock representing 2.09% of the outstanding Series D Preferred Stock of the Issuer and 3.35% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Co Investor; (v) directly beneficially owns 6,756 warrants to purchase shares of Series D Preferred Stock representing 0.44% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.73% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Co Investor; (vi) directly beneficially owns 103,488 shares of Series G Preferred Stock, or 1.93% of the outstanding Series G Preferred Stock of the Issuer and 0.94% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Co Investor; (vii) directly beneficially owns 6,488 shares of Series H Preferred Stock, or 1.44% of the outstanding Series H Preferred Stock of the Issuer and 2.39% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Co Investor; (viii) directly beneficially owns an H Warrant to purchase 32,440 shares of Common Stock upon exercise of such warrant, representing 1.30% of the H Warrants and 0.24% of the Common Stock assuming exercise of such Warrant; and (ix) directly beneficially owns a Common Call Warrant to purchase 48,660 shares of Common Stock upon exercise of such warrant, representing 1.30% of the Common Call Warrants and 0.36% of the Common Stock assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by the Co Investor, the Co Investor would have direct beneficial ownership of and shared voting power with respect to 2,383,561 shares of the Issuers Common Stock, representing 15.1% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            Blue Star (i) directly beneficially owns 33,430 shares of Series B Preferred Stock representing 1.19% of the outstanding shares of Series B Preferred Stock and 2.10% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by Blue Star; (ii) directly beneficially owns 24,017 shares of Series C Preferred Stock representing 1.20% of the outstanding shares of Series C Preferred Stock and 1.06% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by Blue Star; (iii) directly beneficially owns 9,913 warrants to purchase shares of Series C Preferred Stock representing 0.49% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 0.44% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by Blue Star; (iv) directly beneficially owns 12,281 shares of Series D Preferred Stock representing approximately 0.81% of the outstanding Series D Preferred Stock of the Issuer and 1.32% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by Blue Star; (v) directly beneficially owns 2,613 warrants to purchase shares of Series D Preferred Stock representing 0.17% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.28% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by Blue Star; (vi) directly beneficially owns 42,495 shares of Series G Preferred Stock, or 0.79% of the outstanding Series G Preferred Stock of the Issuer and 0.39% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by Blue Star; (vii) directly and indirectly beneficially owns 2,524 shares of Series H Preferred Stock, or 0.56% of the outstanding Series H Preferred Stock of the Issuer and 0.94% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by Blue Star; (viii) directly and indirectly beneficially owns an H Warrant to purchase 12,620 shares of Common Stock upon exercise of such warrant, representing 0.50% of the H Warrants and 0.09% of the Common Stock assuming exercise of such H Warrant; and (ix) directly and indirectly beneficially owns a Common Call Warrant to purchase 18,930 shares of Common Stock upon exercise of such warrant, representing 0.50% of the Common Call Warrants and 0.14% of the Common Stock assuming exercise of such Common Call Warrant. Assuming exercise and/or



                              Page 20 of 26 Pages
            conversion of all of the above described shares held by Blue Star, Blue Star would have direct beneficial ownership of and shared voting power with respect to 919,243 shares of the Issuer's Common Stock, representing 6.4% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            THLPV collectively (i) directly and indirectly beneficially own 2,806,797 shares of Series B Preferred Stock representing 100% of the outstanding Series B Preferred Stock and 64.28% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by THLPV; (ii) directly and indirectly beneficial own of 2,000,000 shares of Series C Preferred Stock representing 100% of the outstanding shares of Series C Preferred Stock and 47.15% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held directly or indirectly THLPV; (iii) directly and indirectly beneficially own 825,484 warrants to purchase shares of Series C Preferred Stock representing 29.22% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 26.92% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares directly or indirectly held by THLPV; (iv) directly and indirectly beneficially own 1,017,538 shares of Series D Preferred Stock representing 67.06% of the outstanding Series D Preferred Stock of the Issuer and 52.60% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock directly or indirectly held by THLPV; (v) directly and indirectly beneficially own 216,533 warrants to purchase shares of Series D Preferred Stock representing 12.49% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 19.10% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares directly and indirectly held by THLPV; (vi) directly and indirectly beneficially own 3,333,333 shares of Series G Preferred Stock, or 62.09% of the outstanding Series G Preferred Stock of the Issuer and 23.41% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock directly and indirectly held by THLPV;
            (vii) directly and indirectly beneficially owns 196,900 shares of Series H Preferred Stock, or 43.57% of the outstanding Series H Preferred Stock of the Issuer, and 42.60% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by THLPV; (viii) directly and indirectly beneficially owns an H Warrant to purchase 984,500 shares of Common Stock upon exercise of such warrant, and 39.38% of the H Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 6.84% of the Common Stock assuming exercise of such H Warrant; (ix) directly and indirectly beneficially owns a Common Call Warrant to purchase 1,476,750 shares of Common Stock upon exercise of such warrant, and 39.38% of the Common Call Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 9.92% of the Common Stock assuming exercise of such Common Call Warrant; and (x) 13,500 shares of restricted stock and 20,000 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by THLPV, THLPV would have direct and indirect beneficial ownership of and shared voting power with respect to 75,599,436 shares of the Issuers Common Stock, representing 85.0% of the Issuer's outstanding Common Stock, on a fully diluted basis.

      (b) Each of the Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee, may be deemed to share voting and dispositive power with respect to 2,806,797 shares of Series B Preferred Stock, 2,000,000 shares of Series C Preferred Stock, 1,017,538 shares of Series D Preferred Stock, 825,484 warrants to purchase Series C Preferred Stock, 216,533 warrants to Purchase Series D Preferred Stock, 3,333,333 shares of Series G Preferred Stock, 196,900 shares of Series H Preferred Stock, the H Warrant to purchase 984,500 shares of Common Stock and the Common Call Warrant to purchase 1,476,750 shares of Common Stock beneficially owned by THLPV; and the 13,500 shares of restricted stock and 20,000 options to purchase Common Stock held by the U.S. Fund, each as described in
            Item 5(a) above, which represents 85.0% of the outstanding shares of Common Stock of the Issuer (assuming conversion of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock; conversion and exercise of the warrants to purchase Series C Preferred Stock and Series D Preferred Stock; exercise of the H Warrant and the Common Call Warrant held by THLPV; and exercise of the 20,000 options to purchase Common

                              Page 21 of 26 Pages

            Stock held by the U.S. Fund, on a fully diluted basis). Because the conversion of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock and exercise of the Series M Warrants held by THLPV is contingent upon shareholder approval, pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons would not be deemed to be beneficial owner any of the 187,401,308, 77,238,216, 106,005,724,
            70,000,000 27,123,187 and 9,677,553 shares of Common Stock issuable upon conversion of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock and exercise of the Series M Warrants, respectively, until the date of shareholder approval of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock and issuance of the Series M Warrant and the amendment to the Issuer's Certificate of Incorporation to increase the number of authorized shares of Common Stock and Preferred Stock in accordance with the Proposals as discussed in Item 4 above. Accordingly, such shares of Common Stock have been excluded for purposes of the calculation of THLPV's aggregate beneficial ownership. However, assuming such approvals were obtained, upon conversion of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock and exercise of the Series M Warrant, in each case directly or indirectly beneficially owned by THLPV, THLPV's aggregate beneficial ownership would represent 97.7% of the Issuer's Common Stock. The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, (i) the beneficial owners of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock, the Series H Preferred Stock, Series I Preferred Stock, the warrants to purchase Series C Preferred Stock and Series D Preferred Stock, the H Warrant, the Common Call Warrant or the Series M Warrant held by THLPV, or (ii) the 13,500 shares of restricted stock or 20,000 stock options directly beneficially owned by the U.S. Fund.

            THLPV may be deemed to share voting and dispositive power with respect to the Other Preferred Stock held by the Other Investors in connection with THLPV's entry into the Voting Agreements. Assuming the exercise of any presently exercisable warrants and preferred stock held by THLPV and the conversion into Common Stock of all of the Other Preferred Stock held by the Other Investors party to the Voting Agreements, THLPV, together with the Other Investors, may be deemed to beneficially own 109,888,418 shares, or 89.1% of the Issuer's Common Stock upon such conversion. In addition, assuming the Proposals are approved as discussed in paragraph (a) above, upon conversion of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock and exercise of the Series M Warrant, in each case directly or indirectly beneficially owned by THLPV, THLPV's aggregate beneficial ownership, together with the Other Investors would represent 97.8% of the Issuer's Common Stock. The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, Thomas H. Lee and THLPV shall not be construed as an admission that such entities are, for the purpose of
            Section 13(d) of the Exchange Act, the beneficial owner of any of the Other Preferred Stock.

      (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

      (d)   Not applicable.

      (e)   Not applicable.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 - Schedule 13D Joint Filing Agreement, dated January 4, 2005 by and among TH Lee Putnam Ventures, L.P., a Delaware limited partnership, TH Lee Putnam Parallel Ventures, L.P., TH Lee Putnam Fund Advisors, L.P., a Delaware limited partnership, TH Lee Putnam Fund Advisors, LLC, a Delaware limited liability company, TH Lee Global Internet Managers, L.P., a Delaware limited partnership, TH Lee Global Internet



                              Page 22 of 26 Pages

Advisors, LLC, a Delaware limited liability company, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC, and Thomas H. Lee.

      Exhibit 2 - Series H Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock, dated October 10, 2002.*

      Exhibit 3 - Stock Purchase Agreement dated as of October 28, 2002, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

      Exhibit 4 - Warrant to Purchase Shares of Velocity Express Corporation dated October 28, 2002 issued to the TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

      Exhibit 5 - Call Warrant to Purchase Shares of Velocity Express Corporation Common Stock, dated October 28, 2002, issued TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

      Exhibit 6 - Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 28, 2002.*

      Exhibit 7 - Series I Certificate of Designation of Preferences and Rights of Series I Convertible Preferred Stock, dated October 20, 2003.**

      Exhibit 8 - Stock Purchase Agreement dated as of October 20, 2003, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.**

      Exhibit 9 - Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 20, 2003.**

      Exhibit 10 - Letter Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 23, 2003.***

      Exhibit 11 - Series J Certificate of Designation of Preferences and Rights of Series J Convertible Preferred Stock, dated March 12, 2004.****

      Exhibit 12 - Stock Purchase Agreement dated as of April 23, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.****

      Exhibit 13 - Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated April 23, 2004.****

      Exhibit 14 - Series K Certificate of Designation of Preferences and Rights of Series K Convertible Preferred Stock, dated August 23, 2004.*****

      Exhibit 15 - Stock Purchase Agreement dated as of August 23, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*****




                              Page 23 of 26 Pages

      Exhibit 16 - Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated August 23, 2004.*****

      Exhibit 17 - Stock Purchase Agreement dated as of December 21, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC with respect to Series K Preferred Stock.

      Exhibit 18 - Stock Purchase Agreement dated as of December 21, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC with respect to Series L Preferred Stock filed as Exhibit 10.41 to the Issuer's Form 10-K filed December 23, 2004 and such Exhibit 10.41 is hereby incorporated by reference herein.

      Exhibit 19 - Note Purchase Agreement between the Issuer and the Investors (named therein), dated as of December 21, 2004 filed as Exhibit 10.1 to the Issuer's Form 8-K filed December 27, 2004 and such Exhibit 10.1 is hereby incorporated by reference herein.

      Exhibit 20 - Form of 6% Convertible Note, December 21, 2004 between the Issuer and the Investors (named therein), dated as of December 21, 2004 filed as
Exhibit 10.2 to the Issuer's Form 8-K filed December 27, 2004 such Exhibit 10.2 is hereby incorporated by reference herein.

      Exhibit 21 - Voting Consent and Waiver Agreement between the Issuer and the Preferred Holders (named therein), dated December 21, 2004, filed as Exhibit
10.4 to the Issuer's Form 8-K filed December 27, 2004 and such Exhibit 10.4 is hereby incorporated by reference herein.

      Exhibit 22 - Voting Consent and Waiver Agreement between the Issuer and the Preferred Holders (named therein), dated December 21, 2004, filed as Exhibit
10.5 to the Issuer's Form 8-K filed December 27, 2004 and such Exhibit 10.5 is hereby incorporated by reference herein.

      Exhibit 23 - Certificate of Designations, Preferences and Rights of Series M Convertible Preferred Stock of Velocity Express, filed as Exhibit 10.6 to the Issuer's Form 8-K filed December 27, 2004 and such Exhibit 10.6 is hereby incorporated by reference herein.

      Exhibit 24 - Registration Rights Agreement among the Issuer and the Investors (named therein), dated as of December 21, 2004, filed as Exhibit 10.7 to the Issuer's Form 8-K filed December 27, 2004 and such Exhibit 10.7 is hereby incorporated by reference herein.

      Exhibit 25 - Capital Contribution Agreement dated as of July 1, 2004 filed as Exhibit 99.1 to the Issuer's Form 10-K filed December 23, 2004 and such
Exhibit 99.1 is hereby incorporated by reference herein.

      Exhibit 26 - Warrant to Purchase Shares of Common Stock of Velocity Express Corporation dated December 21, 2004, filed as Exhibit 10.40 to the Issuer's Form 10-K filed December 23, 2004 and such Exhibit 10.40 is hereby incorporated by reference herein.

      * Previously filed with Amendment No. 1 to this Schedule 13D dated November 12, 2002.

      ** Previously filed with Amendment No. 3 to this Schedule 13D dated October 22, 2003.

      ***Previously filed with Amendment No. 4 to this Schedule 13D dated October 30, 2003.

      ****Previously filed with Amendment No. 11 to this Schedule 13D dated May 4, 2004.

      *****Previously filed with Amendment No. 13 to this Schedule 13D dated August 25, 2004.




                              Page 24 of 26 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2005

                                    TH LEE PUTNAM VENTURES, L.P.

                                    By:   TH Lee Putnam Fund Advisors, L.P.,
                                          its general partner

                                    By:   TH Lee Putnam Fund Advisors, LLC,
                                          its general partner


                                    By:   /s/ James Brown
                                          ------------------------------------
                                          Name:  James Brown
                                          Title: Managing Director


                                    TH LEE PUTNAM PARALLEL VENTURES, L.P.

                                    By:   TH Lee Putnam Fund Advisors, L.P.,
                                          its general partner

                                    By:   TH Lee Putnam Fund Advisors, LLC,
                                          its general partner


                                    By:   /s/ James Brown
                                          ------------------------------------
                                          Name:  James Brown
                                          Title: Managing Director


                                    TH LEE PUTNAM FUND ADVISORS, L.P.

                                    By:   TH Lee Putnam Fund Advisors, LLC,
                                          its general partner

                                    By:   /s/ James Brown
                                          ------------------------------------
                                          Name:  James Brown
                                          Title: Managing Director


                                    TH LEE PUTNAM FUND ADVISORS, LLC

                                    By:   /s/ James Brown
                                          ------------------------------------
                                          Name:  James Brown
                                          Title: Managing Director




                              Page 25 of 26 Pages

                                    TH LEE GLOBAL INTERNET MANAGERS, L.P.

                                    By:   TH Lee Global Internet Advisors, LLC

                                    By:   /s/ James Brown
                                          ------------------------------------
                                          Name:  James Brown
                                          Title: Managing Director


                                    TH LEE GLOBAL INTERNET ADVISORS, LLC


                                    By:   /s/ James Brown
                                          ------------------------------------
                                          Name:  James Brown
                                          Title: Managing Director


                                    THLI COINVESTMENT PARTNERS, LLC

                                    By:   TH Lee Putnam Fund Advisors, L.P.,
                                          its general partner

                                    By:   TH Lee Putnam Fund Advisors, LLC,
                                          its general partner

                                    By:   /s/ James Brown
                                          ------------------------------------
                                          Name:  James Brown
                                          Title: Managing Director


                                    BLUE STAR I, LLC


                                    By:   /s/ Thomas H. Lee
                                          ------------------------------------
                                          Name:  Thomas H. Lee
                                          Title: Managing Member




                              Page 26 of 26 Pages